FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 7 August, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ___ No ___

Half-Year Review 2002



Do more, feel better, live longer

GlaxoSmithKline



JP Garnier
Chief Executive Officer



Sir Christopher Hogg
Chairman

Financial highlights – business performance

- Total sales – £10,525 million
- Trading profit – £3,434 million
- Earnings – £2,439 million
- Q2 dividend – 9p

Strong profit *growth*

In what has been an eventful time for GlaxoSmithKline and our industry, we are pleased to report that our sales in the first six months have continued to grow strongly. Our US sales now represent 55 per cent of our pharmaceutical business and have fuelled our global pharmaceuticals growth of ten per cent at constant exchange rates (CER) to £9 billion.

This growth has been achieved against a background of highly turbulent and unpredictable financial markets. The pharmaceutical sector has certainly not been immune from this and has also had its own issues. Patent litigation, corporate governance and merger activity have all featured prominently in the headlines.

At such a time, it has been important for GSK to remain focused on achieving the key goals for long-term growth, namely, strengthening the product pipeline, maximising the existing portfolio and pursuing opportunities for cost savings and efficiencies.

New products are the lifeblood of our business. Over the next 18 months we expect to launch several key products such as *Avandamet* for diabetes, *Augmentin XR* for adult infections, vardenafil for erectile dysfunction, and *Wellbutrin XL* for depression.

Among the new licensing agreements announced during the period was an alliance with Nobex Corporation for the development of orally administered insulin products for the treatment of diabetes. In mid-April GSK announced licensing agreements with Adolor Inc for alvimopan to treat post-operative bowel dysfunction and with Unigene Laboratories Inc for an oral formulation to treat osteoporosis.

The success of any new pharmaceutical product is limited by its patent life and as a large and successful pharmaceutical company, we will always face challenges to our intellectual property by generic manufacturers to which we will mount a robust defence.

In July, following the launch in the USA of the first generic version of *Augmentin,* we confirmed our revised business performance forecast for earnings per share (EPS) growth of at least ten per cent in 2002 and high single digits in 2003, assuming GSK successfully defends its intellectual property surrounding *Paxil* in the USA.

We are currently engaged in legal proceedings regarding the validity and infringement of the Group's patents relating to *Augmentin* and *Seroxat/Paxil* in the USA. Despite the ruling of a federal judge in the USA in respect of our patents for *Augmentin*, GSK continues to believe its patents are valid and we are appealing against the judgement.

Matters of corporate governance have captured the headlines during the period covered by this document. GSK believes it has effective internal audit procedures and governance processes. In addition there are regular and thorough reviews of our financial systems and controls.

Merger and acquisition activity has also been in the news. We believe we have a strong position in the industry and the right strategy to succeed. In particular, we are focused on exploiting and maturing our strong early-stage pipeline to fuel our long-term growth. We would always consider an opportunity that would increase shareholder value but at GSK our efforts are focused on realising the benefits of our own merger.

Our strong half-year results demonstrate the breadth and strength of our product portfolio. Total revenues for this period have grown by eight per cent (CER). Sales growth and merger costs savings are reflected in the business performance EPS growth of 15 per cent (CER).

As well as strong profit growth, the Group has generated operating cash flow of £3.6 billion, of which £2.9 billion has been returned to shareholders by way of dividends and shares which have been purchased for cancellation.

We have continued to make an important contribution to improving healthcare in the developing world. In July we published "Facing the Challenge – One Year On", a report of the significant progress we have made towards the commitments we made in June 2001. This includes the fact that shipments of preferentially-priced *Combivir* to the developing world have increased tenfold.

We also pledged to communicate our progress and achievements with regard to corporate and social responsibility and in May 2002 published "Performance with Integrity" a review of our commitment to society and the environment.

Our commitment to our global community partnerships remains firm and among the many achievements during the past six months was the announcement in May of the 100 millionth preventative treatment of albendazole in the battle to eliminate lymphatic filariasis.

We would like to express our appreciation to Sir Richard Sykes who retired as Chairman at the annual general meeting in May, 30 years after first joining the company. Two other senior Non-Executive Directors, Sir Peter Walters and John Young also retired at the end of that meeting and we thank them also for their services to the Group.

The past six months have presented a number of major challenges to our business and our industry but we remain committed to producing better medicines and healthcare products for people around the world while building shareholder value.

We thank all our employees who work so hard to help us achieve this aim and also our shareholders for their continued support.

Sir Christopher Hogg
Chairman

JP Garnier
Chief Executive Officer






- Facing the Challenge of improving healthcare in the developing world
- *New product sales of £2.3 billion up 44 per cent (CER)*
- 118 products in clinical development
- Revised EPS growth forecast follows generic *Augmentin* announcement



Corporate and social responsibility 1

Solid financial performance is closely connected to ethical business practices and we believe that to continue as an industry leader we must understand and address the impact of our business on society. In May 2002, we published "Performance with Integrity", a review of our commitment to society and the environment.

Two months later we published 'Facing the Challenge – One Year On', an update on the significant progress we are making in improving healthcare in the developing world. In the last year we have increased access to our HIV/AIDS medicines by securing almost 100 arrangements to supply preferentially-priced anti-retrovirals to 31 of the world's poorest countries. We have also launched the African Malaria Partnership, a new funding programme designed to kick start the scale-up of malaria control activities.

New products 2

New products continue to drive our sales growth and have increased by 44 per cent (CER) to represent 26 per cent of total pharmaceutical sales. *Seretide/Advair* has had outstanding acceptance among the patient population and has achieved first half global sales of £779 million. It is now our second largest pharmaceutical product with more than 8.4 million prescriptions written in the US market since its launch in April 2001.

Sales of *Avandia*, for type 2 diabetes, grew by 14 per cent to £418 million with benefits still being seen from recent launches in Europe and the Rest of the World. *Paxil CR* was launched in the US market in April. This controlled release treatment for major depressive and panic disorders has a favourable tolerability profile with a low incidence of patient drop-out due to adverse events.

Product pipeline 3

Our stated intention is to build the best late-stage product pipeline in the industry by 2005 and we currently have one of the strongest early-stage pipelines in the pharmaceutical industry.

Over the next 18 months we expect to launch several key products including *Avandamet*, *Augmentin XR*, vardenafil and *Wellbutrin XL*. Meanwhile our R&D organisation is focused on progressing our substantial early-stage pipeline through development to create an outstanding late-stage product pipeline that will deliver long-term growth for GSK.

Our current pipeline chart includes 118 projects in clinical development comprising 56 new chemical entities, 21 new vaccines and 41 line extensions.

Business performance 4

Half-year business performance earnings per share (EPS) growth of 15 per cent (CER) continues to reflect sales growth and merger cost savings. Merger and manufacturing restructuring plans remain on track to deliver forecast annual savings of £1.8 billion by 2003.

In May, a federal judge in a US Federal District Court ruled in favour of three generic manufacturers in respect of GSK's patents for *Augmentin*. GSK believes its patents are valid and is appealing against this ruling and previous rulings from the same court in respect of other patents concerning *Augmentin*.

Following the US launch of the first generic version of *Augmentin* by Geneva in July 2002, GSK confirms its business performance forecast for EPS growth of at least ten per cent in 2002 and high single digits in 2003.

Summary financial statements

[illegible]	H1 2001 (restated) $m	Summary profit and loss account	[illegible]	H1 2001 (restated) £m
		Business performance		
		Sales		
[illegible]	11,955	Pharmaceuticals	[illegible]	8,302
[illegible]	2,271	Consumer Healthcare	[illegible]	1,577
[illegible]	14,226	**Total sales**	[illegible]	9,879
[illegible]	(8,296)	Manufacturing, selling and administration	[illegible]	(5,761)
[illegible]	(1,738)	Research and development	[illegible]	(1,207)
[illegible]	4,192	**Trading profit**	[illegible]	2,911
[illegible]	320	Other income/(expense)	[illegible]	222
[illegible]	(62)	Net interest payable	[illegible]	(43)
[illegible]	4,450	**Profit before taxation**	[illegible]	3,090
[illegible]	(1,194)	Taxation	[illegible]	(829)
[illegible]	(95)	Minority interests and preference share dividends	[illegible]	(66)
[illegible]	3,161	**Earnings**	[illegible]	2,195
		Adjusted earnings per share	[illegible]	36.2p
[illegible]	$1.04	Adjusted earnings per ADS		

To illustrate business performance, which is the primary measure used by management, merger items, integration and restructuring costs and disposal of subsidiaries have been excluded and an adjusted earnings per share has been presented. Management believes that exclusion of these non-recurring items provides a better comparison of business performance for the periods presented.

		Merger, restructuring and disposal of subsidiaries		
[illegible]	(96)	Manufacturing and other restructuring	[illegible]	(67)
[illegible]	(673)	Merger costs	[illegible]	(467)
[illegible]	(94)	Other items	[illegible]	(65)
[illegible]	(863)	Profit/(loss) before taxation	[illegible]	(599)
[illegible]	(705)	Profit/(loss) attributable to shareholders	[illegible]	(489)
		Total results		
[illegible]	14,226	Sales	[illegible]	9,879
[illegible]	3,587	Profit before taxation	[illegible]	2,491
[illegible]	2,456	Earnings (profit attributable to shareholders)	[illegible]	1,706
		Earnings per share	[illegible]	28.1p
[illegible]	$0.81	Earnings per ADS		
[illegible]	(1,572)	Dividends	[illegible]	(1,092)
		Summary consolidated balance sheet		
[illegible]	15,809	Fixed assets	[illegible]	11,212
[illegible]	15,278	Current assets	[illegible]	10,836
[illegible]	(12,426)	Creditors: amounts due within one year	[illegible]	(8,813)
[illegible]	2,852	Net current assets	[illegible]	2,023
[illegible]	18,661	Total assets less current liabilities	[illegible]	13,235
[illegible]	(2,422)	Creditors: amounts due after one year	[illegible]	(1,718)
[illegible]	(3,322)	Provisions for liabilities and charges	[illegible]	(2,356)
[illegible]	12,917	**Net assets**	[illegible]	9,161
[illegible]	11,778	Equity shareholders' funds	[illegible]	8,353
[illegible]	1,139	Minority interests	[illegible]	808
[illegible]	12,917	**Capital employed**	[illegible]	9,161
		Summary consolidated cash flow statement		
[illegible]	4,281	Net cash inflow from operating activities	[illegible]	2,973
[illegible]	(325)	Net cash inflow/(outflow) before management of liquid resources and financing	[illegible]	(226)
[illegible]	(691)	Increase/(decrease) in cash in the period	[illegible]	(480)

The summary financial statements have also been provided in US$ for the convenience of US shareholders. The profit and loss account and cash flow statement have been translated at the average exchange rate (£1/US$1.45) and the balance sheet at the period end exchange rate (£1/US$1.52).

Pharmaceutical sales by therapeutic area

	H1 2002 £m	H1 2001 £m	% CER* growth
CNS	**2,160**	1,887	16
Respiratory	**1,999**	1,694	19
Anti-bacterials	**1,203**	1,295	(6)
Anti-virals	**1,120**	994	15
Metabolic and gastro-intestinal	**738**	756	–
Vaccines	**505**	452	13
Oncology and emesis	**478**	406	18
Cardiovascular	**314**	275	16
Arthritis	**14**	101	(86)
Other	**443**	442	3
Total	**8,974**	8,302	10

* Growth at constant exchange rates (CER) is calculated as if the exchange rates used to translate the results of overseas companies into sterling had remained unchanged from those used in the previous period. Growth rates are at CER unless otherwise stated.

GlaxoSmithKline delivered business performance EPS growth of 15 per cent driven by a 21 per cent growth in trading profit. Total pharmaceutical sales grew ten per cent to £9 billion. New product sales of £2.3 billion represent 26 per cent of pharmaceutical sales.

Pharmaceuticals

Central nervous system sales grew 16 per cent driven by anti-depressant products. *Seroxat/Paxil* continues to grow strongly particularly in the USA where sales grew by 18 per cent helped by the launch in mid-April of a new formulation, *Paxil CR*. Sales of *Wellbutrin* grew to £394 million benefiting from the continued growth in the anti-depressant market in the USA. In June the US Food and Drug Administration (FDA) approved the marketing of *Wellbutrin SR*, and an application for approval of the new once daily version of *Wellbutrin XL* is expected later this year. In the migraine sector sales of *Imigran/Imitrex* and *Naramig/Amerge* continued to grow steadily.

In respiratory, worldwide sales grew by 19 per cent driven by *Seretide/Advair*. It has continued to grow strongly and is now GSK's second largest pharmaceutical product with over eight million prescriptions written in the USA since its launch in April 2001. Additional data has been submitted to the FDA on the use of *Seretide/Advair* in the treatment of chronic obstructive pulmonary disease and this is currently under review.

The half-year sales for *Augmentin* grew by two per cent and were not impacted by the US launch in July of a generic *Augmentin*. *Augmentin ES* was launched in the USA last year and now represents over 35 per cent of the product's paediatric prescriptions. GSK has also submitted the additional data requested by the FDA to support its filing for *Augmentin XR*.

Anti-viral sales grew by 15 per cent reflecting strong performance by *Trizivir* in all regions. *Trizivir* is now the most frequently prescribed treatment for new HIV patients in the USA.

Metabolic and gastro-intestinal sales were stable over the period as increased sales of *Avandia* were offset by a decrease in *Zantac* sales due to ongoing generic competition. GSK expects approval of *Avandamet* (*Avandia* and metformin) from the FDA in the second half of the year.

In other therapeutic areas, vaccines showed strong growth worldwide of 13 per cent reflecting good performances in both the Hepatitis portfolio and *Infanrix*. In Oncology and emesis sales growth of 18 per cent continued to be driven by *Zofran*.

Consumer Healthcare

In Oral care sales of *Sensodyne* increased by 16 per cent but much of this was offset by a decrease in other brands particularly *Aquafresh* which experienced strong competition in the USA. Growth in OTC medicines was driven by smoking control products which grew 12 per cent. During the period, approval was given for *Flixonase* to be sold over-the-counter in the UK for the effective treatment of hayfever and airborne allergies.

Nutritional healthcare grew by two per cent. Growth of both *Lucozade* and *Ribena* was partially offset by poor sales of *Horlicks* in India.

Trading profit and earnings per share

Growth in business performance trading profit exceeded growth in sales and trading margins improved by 3.1 per cent to 32.6 per cent. The quality of earnings has improved as reliance on other income has reduced from £187 million to £11 million. Business performance earnings and earnings per share increased by 13 per cent and 15 per cent respectively.

Following the US launch of the first generic version of *Augmentin* by Geneva in July 2002, GSK confirms its business performance forecast for EPS growth of at least ten per cent in 2002 and high single digits in 2003.

Implementation of new Financial Reporting Standard

This unaudited Half-Year Review for the period ended 30th June 2002 is prepared in accordance with the accounting policies expected to apply for 2002. These are unchanged from those set out in the Annual Report 2001, except that during 2002, FRS 19 'Deferred tax' has been implemented by the Group. This requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis as in 2001 and earlier years. Prior period results have been restated and the effect for the six months ended 30th June 2001 is to increase the business performance tax charge by £4 million and the total tax charge by £3 million from the previously reported numbers.

The summary financial statements presented on the opposite page have been prepared in accordance with UK GAAP. The adjacent table represents summary financial information as if US GAAP had been applied instead of UK GAAP.

Summary information under US GAAP	H1 2002 £m	**H1 2001 (restated) £m**
Reduction in earnings/net income under US GAAP	(2,202)	(1,773)
Increase in shareholders' funds/equity under US GAAP	30,388	35,235
Net loss	(7)	(67)
Net loss per share	(0.1)p	(1.1)p
Shareholders' equity	37,133	43,588

Dividends

GlaxoSmithKline pays dividends quarterly. At present, it is expected that there will be a level dividend for each of the first three quarters, with a higher dividend in the fourth quarter. Each quarter's dividend is announced at the time of the quarterly Results Announcement. The Board has declared interim dividends in respect of the first and second quarters, as follows:

	H1 2002	H1 2001
First interim	**9.0p**	9.0p
Second interim	**9.0p**	9.0p

Dividend calendar

First quarter 2002	
Ex-dividend date	1st May 2002
Record date	3rd May 2002
Paid	4th July 2002
Second quarter 2002	
Results Announcement	24th July 2002
Ex-dividend date	31st July 2002
Record date	2nd August 2002
Payable	3rd October 2002
Third quarter 2002	
Results Announcement	23rd October 2002
Ex-dividend date	30th October 2002
Record date	1st November 2002
Payable	3rd January 2003
Fourth quarter 2002	
Results Announcement	12th February 2003
Ex-dividend date	19th February 2003
Record date	21st February 2003
Payable	17th April 2003

Share price

H1 2002	£
At 1st January 2002	17.23
High during the period	17.80
Low during the period	13.21
At 30th June 2002	14.18
Decrease over period	(18%)

Market capitalisation

The market capitalisation of GlaxoSmithKline at 30th June 2002 was £86 billion. At that date GlaxoSmithKline was the second largest company by market capitalisation on the FTSE index.

Financial reporting

Half-Year Review

The Half-Year Review was approved by the Board of Directors on 24th July 2002. The Half-Year Review is a summary of information in the company's Half-Year Report, which is available from the company's registrar in the UK and from the company's Customer Response Center in the USA. Both documents are available on GlaxoSmithKline's corporate website at www.gsk.com.

Trade marks
Brand names appearing in italics throughout this review are trade marks of GlaxoSmithKline plc, its subsidiaries or associated companies.

Production details
Printed by Westerham Press. The paper used is made from virgin wood fibre from *sawmill residues, forest thinnings and sustainable forests. It is elemental chlorine-free.*

Contact details

Internet
Visit www.gsk.com

Head office and registered office
GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS
Tel: +44 (0)20 8047 5000

Investor relations – Europe
980 Great West Road, Brentford, Middlesex TW8 9GS
Tel: +44 (0)20 8047 5557/5558
Fax: +44 (0)20 8047 7807

Investor relations – USA
One Franklin Plaza, PO Box 7929, Philadelphia
Tel: 1 215 751 7003
Fax: 1 215 751 3233

Registrar
Lloyds TSB Registrars
The Causeway, Worthing, West Sussex BN99 6DA
www.shareview.co.uk
General enquiries, Annual Report orderline and Corporate Nominee service
Tel: 0870 600 3991 inside the UK
Tel: +44 (0)121 433 8000 outside the UK

Shareholder Investment Plans:
Dividend Re-investment queries
Tel: 0870 241 3018 inside the UK
Tel: +44 (0)1903 854 295 outside the UK

Monthly Savings Plan queries
Tel: 0870 606 0268 inside the UK
Tel: +44 (0)131 527 3555 outside the UK

ISA enquiries
Tel: 0870 242 4244 inside the UK
Tel: +44 (0)1903 604 594 outside the UK

Glaxo Wellcome and SmithKline Beecham corporate PEPs
The Share Centre Limited, Oxford House, Oxford Road, Aylesbury, Bucks HP21 8SZ
Tel: +44 (0)1296 414 144

ADR programme administrator
The Bank of New York, Shareholder Relations
PO Box 11258, Church Street Station, New York NY 10286-1258
www.adrbny.com
Tel: 1 877 353 1154 toll free
Tel: +(1) 610 312 5315 outside the USA

Customer Response Center – USA
Tel: 1 888 825 5249 toll free

Corporate share dealing facility
NatWest Stockbrokers, Corporate & Employee Service
55 Mansell Street, London E1 8AN
Tel: 0870 600 3080 inside the UK
Tel: +44 (0)20 7895 5923 outside the UK

Cautionary statement regarding forward-looking statements

Forward-looking statements involve inherent risk factors and uncertainties. The Group cautions investors that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under 'Risk Factors' in the Operating and financial review and prospects in the Group's Annual Report for 2001 filed with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 7 August, 2002

By: VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc